Exhibit 99.1

Trina Solar Announces Selection of KPMG as its Independent Auditors

CHANGZHOU, China, June 26, 2012 /PRNewswire-Asia/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today that its board of directors and audit committee approved the appointment of KPMG as its independent auditors for the year ending December 31, 2012.  The selection of KPMG was made as part of a structured rotation of the Company’s audit service providers and is subject to shareholder’s approval at the Company’s annual general meeting.  The Company is working closely with its prior audit firm, Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”), and KPMG to ensure a seamless transition.

“We would like to thank Deloitte for the service of their experienced and dedicated team over the past several years,” said Mr. Jifan Gao, chairman and chief executive officer of the Company.  “We look forward to working with the KPMG team.”

Deloitte’s report on the Company’s consolidated financial statements for the past two years did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.  In the Company’s two most recent fiscal years and subsequent interim period preceding the appointment of the new auditors, the Company and Deloitte did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers to have developed a vertically integrated business model, from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited
Terry Wang, CFO
Phone: +(86) 519-8548-2009 (Changzhou)

Thomas Young, Vice President, Investor Relations
Phone: +(86) 138-6118-3779 (Global)
Email: ir@trinasolar.com

Brunswick Group
Michael Fuchs
Phone: + (86) 10-6566-2256
Email: trina@brunswickgroup.com